

January 5, 2012

Via E-mail
Mr. Yijun Wang
Chief Executive Officer
JPAK GROUP, INC.
15 Xinghua Road
Qingdao, Shandong Province
Postal Code 266401
People's Republic of China

> **Re: JPAK GROUP, INC.**
> **Post-Effective Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 19, 2011**
> **File No. 333-164100**
>
> **Form 10-Q for Fiscal Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 0-53897**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. Our review of the post-effective amendment has been limited to those issues identified in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 8 to Form S-1

General

1.   Prior to your being in a position to request the acceleration of effectiveness of the Post-Effective Amendment filed December 19, 2011, you will need to resolve all outstanding issues, including all comments relating to the Form 10-Q.

2.   To the extent that any comments that follow apply to disclosure found in your registration statement, please also make corresponding revisions to the registration statement.

Form 10-Q for Fiscal Period Ended September 30, 2011

Financial Statements

Note 1 – Organization and Nature of Business, page 7

3.   We note your wholly owned subsidiary acquired a 100% interest in Qingdao Jiexin Recycling Resources Technological Developments Co., Ltd. on July 20, 2011. Please tell us why you recorded this acquisition as an equity transaction at cost, as well as the circumstances under which you recognized a gain in the amount of $206,291.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in each of the filings;
- should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings;
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Kimberly Calder (Assistant Chief Accountant) at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Anne Nguyen Parker
Branch Chief